O L S H A N	PARK AVENUE TOWER ● 65 EAST 55TH STREET ● NEW YORK, NEW YORK 10022 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  AFINERMAN@OLSHANLAW.COM
DIRECT DIAL:  212.451.2289

April 22, 2014

BY EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Christina Chalk

Re:	Anworth Mortgage Asset Corporation (“Anworth”) Preliminary
Proxy Statement on Schedule 14A Filed April 4, 2014 (the “Proxy
tatement”), by Western Investment LLC et al.
File No. 001-13709

Dear Ms. Chalk:

We acknowledge receipt of your comment letter dated April 10, 2014, on behalf of the Staff, with regard to the above-referenced matter (the “Comments”).  We have discussed your Comments with Western Investment LLC (“Western Investment”), together with the other participants (collectively, the “Group”) in Western Investment’s proxy solicitation in connection with the 2014 annual meeting of shareholders of Anworth, and provide the following response on the Group’s behalf.  Capitalized terms used herein and not separately defined have the meanings given to them in the Proxy Statement.

Preliminary Proxy Statement on Schedule 14A filed on April 4, 2014
General

1.
To the extent that there were any contacts or communications between you and your affiliates and Anworth before you commenced this solicitation, please include a background section in the proxy statement to describe them.

The Proxy Statement has been revised on page 7 in accordance with your suggestion to include such disclosure.

2.
In several places in the proxy statement including on the first page, you refer to yourself as a “significant stockholder of Anworth.” Where you so characterize your holdings, note that you collectively own a 3.7% stake in Anworth.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

April 22, 2014

The Proxy Statement has been revised in accordance with your suggestion to include such language.

3.
Refer to the following statement on the first page of the proxy statement: “We have taken a stance with 38 issuers since 2004, with virtually all situations resulting in significant pro-stockholder action by the issuer.” Provide clarification and support for this assertion. For example, identify the 38 issuers to whom you refer and describe the kind of “pro-stockholder action” to which you refer. In addition, where appropriate, support your assertion that you were the catalyst for any positive changes. We may have further comments.

The Proxy Statement has been revised to add Appendix E to provide the requested clarification and support for this assertion..

4.
Throughout the proxy statement, you advocate liquidating the REIT’s assets and dissolving the REIT as one possible alternative for returning shareholder value. Briefly summarize this process, including how long it may take and the steps needed to accomplish it. For example, would dissolution need to be approved by shareholders? What would be the next steps if approved? How long could the process take?

The Proxy Statement has been revised beginning on page 4 in accordance with your suggestion to provide a summary of the liquidation process.

5.
See our last comment above. Besides the option of dissolving the REIT, you also advocate in several places through the proxy statement “exploring other strategic opportunities to return value back to the REIT’s stockholders.” Please generally describe the other alternative transactions you believe should be explored in this regard.

The Proxy Statement has been revised on page 4 in accordance with your suggestion to provide examples of the alternative transactions that may be explored.

Reasons for the Solicitation

6.
We note your assertion that “[t]he Board has also failed to adequately address the high fees collected by the REIT’s manager, despite the REIT’s continued poor performance and persistent discount to NAV.” Please note that the relevant management fee agreement was subject to the vote of the shareholders of Anworth and was approved at the 2011 annual meeting.

The Proxy Statement has been revised on page 6 in accordance with your suggestion to include such disclosure.

Proposal No. 1: Election of Directors

7.
You are soliciting on behalf of a slate of five nominees but six director slots will be filled at the annual meeting. Note in this section that shareholders who grant you a proxy will lose the ability to vote for a full slate of directors (we note the disclosure to that effect in the Appendix but believe it should be highlighted here as well).

The Proxy Statement has been revised on page 9 in accordance with your suggestion to include such disclosure.

April 22, 2014

8.
Address the possibility that a minority of your candidates are elected to the board. Note that in this scenario, you would not control the future of the REIT going forward. What would be your nominees’ plan of action if they represent a minority of the board after the election?

The Proxy Statement has been revised on page 8 in accordance with your suggestion to include such disclosure.

9.	See our last comment above. Revise the last sentence of the first paragraph in this section to note that your nominees will constitute a majority of the board only if more than three are elected.

The Proxy Statement has been revised on page 8 in accordance with your suggestion to include such disclosure.

10.
Refer to the disclosure in brackets in the first paragraph of this section. Why is this statement about the timeliness of your nominations bracketed? In this regard, we note the disclosure in Anworth’s proxy statement that your letter was received outside the relevant 30-day “window period” under the REIT’s governing instruments. Please provide support for your bracketed assertion about the timeliness of your nominations or explain how you intend to proceed.

The initial nomination letter was submitted prior to the 30-day “window period” under the REIT’s governing instruments.  The Group resubmitted its nomination letter on April 18, 2014 during the “window period.” Accordingly, the brackets have been removed.

Each filing person acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and none of the filing persons will assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Adam W. Finerman

Adam W. Finerman

cc:	Arthur D. Lipson